Exhibit 99.4

Power of Attorney

This POWER OF ATTORNEY is made by COSMIC SOLUTION GROUP LIMITED (the “Appointer”) of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands on March 13, 2025. The Appointer is the registered holder of 960,000 ordinary shares of par value $0.0000625 per share (the “Shares”) in Global Engine Holding Group Limited, a British Virgin Islands company (the “Company”).

1.	Background

It was noted that the Appointer has entered into a voting proxy agreement (the “Agreement”) with Andrew, Lee Yat Lung (the “Appointee”) pursuant to which the Appointer has agreed to appoint the Appointee as its proxy to vote the Shares for the maximum period of time permitted by law, and as determined in this Power of Attorney.

2.	Appointment

Pursuant to the Agreement, the Appointer therefore irrevocably appoints the Appointee to act as its attorney with full power in the Appointer’ s name or otherwise and on its behalf (and as the Appointee in his absolute discretion sees fit) to exercise all rights in relation to the Shares including to:

(a)	receive and accept service of or waive any notices, and execute any consent to short notice, attend and vote at and demand a poll at any meetings or any class meetings of the holders of shares or securities in the Company;

(b)	attend, participate and vote at any general meeting or class meeting of the Company in relation to the Shares including any election of directors and approval of all corporate transactions which requires the approval of the Company’s members;

(c)	give any written consent to any resolution of the holders of shares or securities in the Company, whether or not that consent or resolution relates to all of or any class of shares or securities or otherwise of the Company in relation to the Shares;

(d)	exercise all or any of the voting and other rights, powers and privileges attached to the Shares or otherwise capable of being exercised by the Appointer in relation to the Shares;

(e)	appoint any person as the Appointer may decide as the Appointer’s proxy at any meeting or any class meeting of holders of shares or securities in the Company and for that purpose to execute, complete and lodge a form of proxy on behalf of the Appointer irrespective of whether or not the Appointer has separately appointed a proxy;

(f)	deal with, and give directions on behalf of the Appointer as to, any money, security, benefit, document, notices or other communication in whatever form arising by right of the Shares or received in connection with the Shares from the Company or any other person; and

(g)	otherwise execute, deliver any document, deed or instrument and do anything which may be done in the Appointer’s capacity as registered holder of the Shares.

3.	Term

This Power of Attorney may not be revoked by the Appointer or the Appointee, for any reason other than for cause, for a period of twenty-four (24) months after the date of execution and delivery of this Power of Attorney. Thereafter, this Power of Attorney may be revoked by the Appointer or the Appointee at any time, with or without cause, provided that a sixty (60) day prior written notice is given to either the Appointee (in the case the Appointer wishes to terminate the Power of Attorney) or the Appointer (in the case the Appointee wishes to terminate the Power of Attorney).

4.	Ratification and Indemnity

The Appointer undertakes to ratify and confirm whatever the Appointee does or purports to do in good faith in the exercise of any power conferred by this Power of Attorney.

The Appointer undertakes to indemnify the Appointee fully against all claims, losses, costs, expenses, damages or liability which he sustains or incurs as a result of any action taken in good faith pursuant to this Power of Attorney (including any cost incurred in enforcing this indemnity).

5.	Validity

The Appointer declares that a person who deals with the Appointee in good faith may accept a written statement signed by the Appointee to the effect that this Power of Attorney has not been revoked as conclusive evidence of that fact.

6.	Governing Law and Jurisdiction

This Power of Attorney is governed by and shall be construed in accordance with the laws of the British Virgin Islands. Non-contractual obligations (if any) arising out of or in connection with this Power of Attorney (including its formation) shall also be governed by the laws of the British Virgin Islands.

The courts of the British Virgin Islands shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Power of Attorney or its subject matter or formation (including non-contractual disputes or claims).

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Power of Attorney as of the day and year first written below.

Date: March 13, 2025

COSMIC SOLUTION GROUP LIMITED

/s/ SUNG Pui Hei
Name: SUNG Pui Hei
Title: Director

and

ANDREW, LEE YAT LUNG

/s/ Andrew, Lee Yat Lung

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